SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Teleacre Celular S.A. Book Value Report as of May 31, 2004 of Teleacre Celular S.A.'s Net Equity Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT AS OF MAY 31, 2004 OF TELEACRE CELULAR S.A.'s
NET EQUITY

1.     INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with head office in the City of São Paulo, State of São Paulo, at Rua Bela Cintra, 881, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 49.928.567/0001-11, in compliance with article 8 of Law No. 6,404/76, at your request, performed a review of the book value of the net equity, as of May 31, 2004, of Teleacre Celular S.A., a company established at Rua Minas Gerais, 64, Municipality of Rio Branco, State of Acre, enrolled with CNPJ/MF under No. 01.002.806/0001-31, hereinafter referred to as the Company, for purposes of corporate reorganization and/or restructuring.

2.     DESCRIPTION OF NET EQUITY

The net equity, subject to our review, was determined based on the Company's trial balance as of May 31, 2004 and comprises the balances of assets and liabilities, as follows:

R$

ASSETS
Cash	30,541,049.56
Accounts receivable, net	6,901,398.39
Deferred and recoverable taxes	2,632,813.42
Other assets	4,323,737.10
Property, plant and equipment	11,966,087.39
Total assets	56,365,085.86

LIABILITIES
Suppliers and accounts payable	2,525,745.05
Taxes and contributions	3,166,459.83
Loans and financing	551,147.70
Interest on capital and dividends	2,922,883.07
Other liabilities	5,673,961.88
Total liabilities	14,840,197.53

NET EQUITY	41,524,888.33

The detailed breakdown of assets and liabilities is presented in the balance sheet as of May 31, 2004, attached herein.

3.     APPLIED PROCEDURES

In order to ensure the adequacy of the book values of assets and liabilities that comprise the Company's net equity as of May 31, 2004, the undersigned adopted usual auditing procedures applicable in the circumstances, in conformity with standards approved by the Federal Accounting Council. Accordingly, our examination comprised: (a) determining the extent of auditing procedures, taking into consideration the significance of the balances of assets and liabilities that comprise the net equity; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and
(c) evaluating the significant accounting practices and estimates adopted by the Company's management.

4.     STANDARDS APPLIED IN DETERMINING THE NET EQUITY

The Company's net equity was determined in accordance with Brazilian accounting practices, which include the standards established by Brazilian corporate law, supplementary standards issued by the Brazilian Securities Commission (CVM), and specific legislation applicable to concessionaires of telecommunications services. The criterion adopted in determining the Company's net equity is the book value.

5.     CONCLUSION

As a result of the examinations and analyses performed, the undersigned concluded that the book value of the Company's net equity, determined in accordance with the aforementioned criteria, is R$41,524,888.33 (forty-one million, five hundred twenty-four thousand, eight hundred eighty-eight Brazilian reais and thirty-three cents) as of May 31, 2004.

6.     CLOSING

Therefore, we have concluded the work and sign this book value report.

São Paulo, June 11, 2004

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: June 25, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.